SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No.: __)


                           THERMALTEC INDUSTRIES CORP.
                    -----------------------------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.0001
                    -----------------------------------------
                         (Title of Class of Securities)

                                   883545 10 5
                              --------------------
                                 (CUSIP Number)

                                Andrew B. Mazzone
                         c/o Thermaltec Industries Corp
                                76 North Broadway
                           Hicksville, New York 11501
                   -------------------------------------------
           (Name Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 20, 2001
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If filing person ha previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided ona prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act"0 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes)

                                  SCHEDULE 13D


CUSIP No.:        883545 10 5

1        Name of Reporting Person
         S.S. or IRS IDENTIFICATION NO. of ABOVE PERSON
                  ANDREW B. MAZZONE
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP               (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
5        CHECK OX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

         Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
Number of                           1,152,000
Shares                     -----------------------------------------------------
Beneficially               8        SHARED VOTING POWER
Owned by                            0
Each                       -----------------------------------------------------
Reporting Person           9        SOLE DISPOSITIVE POWER
With                                1,152,000
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,152,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

Item 1.           SECURITY AND ISSUER

         The class of securities to which this statement relates in the common stock, $0.0001 par value (the "Common Stock") of Thermaltec Industries Corp., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 76 North Broadway, Hicksville, new York 11501

ITEM 2.           IDENTITY AND BACKGROUND

         (a) - (c)

         Name             Principal Occupation    Employer     Address
         ----             --------------------    --------     -------
         Andrew Mazzone   Chairman and CEO        Thermaltec   76 North Broadway
                                                               Hicksville, NY

         (d)      None

         (e)      None

         (f)      United States

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Personal Funds of Andrew Mazzone

ITEM 4.           PURPOSE OF TRANSACTION

         Mr. Mazzone acquired the Common Stock from personal funds for personal investment purposes.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Mazzone beneficially now owns 1,152,000 shares of the Common Stock of the Issuer, which represents approximately 26.4% of the Issuer's outstanding Common Stock.

         (b) Mr. Mazzone has sole voting and dispositive power with respect to the 1,152,000 shares of the Issuer's Common Stock.

         (c) On April 20, 2001, Mr. Mazzone made the following purchases of Common Stock in the open market

                        1,000 shares at $3.00 per share
                          500 shares at $3.05 per share
                          500 shares at $3.50 per share

                  The purchases were affected in broker transaction on the NASDAQ Over the Counter Bulletin Board Transactions. With that exception, Mr. mazzone has not purchased or sold shares of the Common Stock during the past sixty (60) days.

         (d)      Not Applicable

         (e)      Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         To the best knowledge of the undersigned, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the undersigned and any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option agreement, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 20, 2001

                                                     /s/ Andrew B. Mazzone
                                                    ----------------------
                                                    Andrew B. Mazzone